Mail Stop 3561

February 19, 2008

By U.S. Mail and facsimile to (863) 413-5702

Charles H. Jenkins, Jr.
Chief Executive Officer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

      Re: **Publix Super Markets, Inc.**
               Definitive 14A
               Filed March 15, 2007
               File No. 0-00981

Dear Mr. Jenkins:

      We have reviewed your December 20, 2007 response to our comments of December 6, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

                        Sincerely,

                        Ellie Quarles
                        Special Counsel

cc: David P. Phillips (via facsimile to (863) 616-5704)
          Chief Financial Officer and Treasurer